December 14, 2016

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS II
NWS Global Property Fund (the "Fund")
(File Nos. 811-22842)

Dear Ms. Larkin:

On October 3, 2016, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 63 ("PEA 63") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-16-002098) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Wednesday, November 2, 2016 regarding PEA 63 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed on or about Friday, December 16, 2016 pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: In the Investment Objective section, please end the sentence after the term "capital appreciation." The remainder of the sentence describes the Fund's investment strategy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 2: Footnote two in the Fees and Expenses table makes reference to acquired fund fees and expenses ("AFFE"), yet there is no separate line item in the table for AFFE. Please confirm that AFFE are appropriately excluded from the table (i.e., expected to amount to less than one basis point).

Response: Registrant confirms that the expenses incurred as a result of the Fund's investments in underlying funds do not amount to a level that would require disclosure in the Fund's Fees and Expenses table (i.e., one basis point).

Comment 3:  In footnote two to the Fees and Expenses table, revise the disclosure relating to the recapture provision to make clear that the fees/expenses waived/reimbursed may only be recaptured if the current expense ratio is the lesser of (i) the current expense cap, or (ii) the expense cap in place at the time the expenses were waived.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4: Please clarify supplementally the difference(s) between the Fund and the NWS International Property Fund?

Response: The NWS International Property Fund invests in real estate securities outside of the United States, whereas the NWS Global Property Fund will invest in real estate securities in Asia, Europe, and North America, including the United States.

Comment 5: Please clarify supplementally whether the REITs in which the Fund intends to invest are "mortgage REITs." If applicable, please disclose in the Principal Investment Strategies the amount of mortgage REITs in which the Fund intends to invest.

Response: The Fund will not invest in mortgage REITs.

Comment 6: Please explain supplementally what "primary emphasis" means in regards to the Principal Investment Strategies section, and whether this term is quantifiable.

Response: Registrant considers terms such as "primary emphasis" and "primarily invested in" to connote investments in an amount exceeding 50% of the Fund's net assets.

Comment 7: Please explain supplementally what is meant by the term "REIT-like structure," as referenced in the Principal Investment Strategies.

Response: Registrant has revised the disclosure to remove reference to the term "REIT-like structure" and replaced with "other real estate companies."

Comment 8: In the Principal Investment Strategies, please explain how the term "property" is defined. Specifically, please clarify that the term "property" is synonymous with the term "real estate," if accurate, rather than, for example, intellectual property.

Response: Registrant has revised the disclosure consistent with the Staff's comment. Specifically, references to "property" are intended to be synonymous with "real estate," and such references have been revised accordingly.

Comment 9: In the Principal Investment Strategies, please define what the Adviser considers to be the "major global real estate markets."

Response: Registrant has revised the disclosure. Specifically, references to "major global real estate markets" has been revised to state that the Fund invests primarily in the real estate markets of developed market countries and selectively in the real estate markets of emerging market countries.

Comment 10: In the Principal Investment Risks section, please consider adding risk disclosures for depository receipts, rights, and warrants to correspond with the references to such investments disclosed in the Principal Investment Strategies.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 11: To the extent that the Fund's investments in convertible securities include contingent convertibles, please consider enhancing the Convertible Securities Risk disclosure to include additional information relating to the risks of contingent convertible securities, including credit quality and conversion triggers.

Response: The Fund's investments in convertible securities do not include contingent convertibles.

Comment 12: In the Foreign Investments Risk, please consider whether the disclosure should be enhanced to include the risks associated with "Brexit," if applicable.

Response: Registrant respectfully declines the Staff's comment. The Adviser has determined that the risks associated with Brexit are analogous to the political and economic risks that are already sufficiently disclosed in the Fund's prospectus.

Comment 13: In the section entitled "Management," please include in the description of the portfolio managers' length of service the specific month of the Fund's inception.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 14: In the section entitled "Additional Information Regarding Investment Strategies," please revise the disclosure to identify the minimum investment threshold for investments a single region, if applicable. Please confirm supplementally if there are no minimum investment thresholds for investments in a single region.

Response: Registrant confirms that there are no minimum investment thresholds for investments in any single region. However, as disclosed in the Prospectus, not more than 60% of the total assets of the Fund may be invested in a single region (e.g., Asia, Europe, or North America).

Comment 15: In the section entitled "Additional Information Regarding Investment Strategies," please consider revising the disclosure to explain how the Fund's definition of "property types" may be reconciled with the Fund's investments in global property companies, including without limitation, hotel and gaming companies, retailers, theatre companies, and property developers.

Response: Registrant has revised the disclosure consistent with the Staff's comment. Specifically, the Adviser's definition of global real estate types has been revised to synch with the types of global real estate companies in which the Fund may invest.

Comment 16: In light of the use of the term "global" in the Fund's name, please supplementally explain how the Fund anticipates satisfying the SEC's expectation that the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world" in accordance with Rule 35d-1 of the Investment Company Act of 1940, as amended ("1940 Act").

Response: Registrant respectfully reminds the Staff that the use of the term "global" in a fund's name is not subject to Rule 35d-1. Nevertheless, Registrant intends to satisfy the Staff's expectation that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world, and that a reasonable investor would conclude that the Fund does not invest in a manner that is inconsistent with the Fund's intended investments or the risks of those investments, after taking into account (i) the Fund's 80% investment policy, (ii) that the Fund discloses that it will be diversified across at least six countries and three property types, consistent with footnote 42 of the adopting release for Rule 35d-1, and (iii) that the Fund discloses that "the categorization of global property companies and geographic exposure limitations are based on a company's domicile…"

Comment 17: Please consider adding a risk disclosure for value-style investments in light of the reference to the Fund's "value-oriented approach," as disclosed in the section entitled "Additional Information Regarding Investment Strategies."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: In the section entitled "Additional Information Regarding Investment Strategies," please consider revising the seventh full paragraph to be more plain-English.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 19: In the sub-section entitled "NAV Determination" in the section entitled "Your Account," section, please delete the duplicate sentence relating to calculating the Fund's NAV.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 20: In the sub-section entitled "Buying Shares" in the section entitled "Your Account," please add language describing a Trusts account.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 21: In item 7 of the section entitled "Fundamental Limitations," please add the language "or group of industries" pursuant to Form N-1A, Item 16(c)(1)(iv).

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 22: In the qualifiers disclosed below the Fund's fundamental investment limitations, please revise the qualifier relating to item 5 to make clear that the prohibition on the purchase or sale of real estate remains in tact.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 23: In the column entitled "Principal Occupation(s) During Past Five Years" in the table setting forth the Trustees of the Trust, state the nature of the businesses referenced in a parenthetical, if not obvious.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 24: Please explain supplementally how "contribution" is defined by the Adviser, as disclosed in the section entitled "Information Concerning Compensation of Portfolio Managers."

Response: Registrant has revised the disclosure to make clear that "contribution" refers to the portfolio managers' contribution to ideas and research to the investment process.

Comment 25: With respect to the section entitled "Distributor," supplementally explain what the Adviser pays the Distributor a fee for in connection with distribution-related services in light of the disclosure, which indicates that the Distributor does not receive compensation from the Fund for its distribution (12b-1) services.

Response: Because the Fund does not have a Rule 12b-1 Plan, the Fund does not compensate the Distributor for distribution-related (12b-1) services. Rather, the Adviser compensates the Distributor to serve as the Fund's statutory underwriter, consistent with Section 12(b) of the 1940 Act.

PART C

Comment 26: Please confirm supplementally that the expense limitation agreement relating to the Fund will be included in Part C as an exhibit to the effective filing.

Response: Registrant confirms that the expense limitation agreement applicable to the Fund will be included in Part C as an exhibit to the effective filing.

Comment 27: In Part C, please revise the incorporation by reference of the code of ethics for WCM Investment Management so that it is not being "filed herewith," if accurate.

Response: Registrant has revised the Part C disclosure consistent with the Staff's comment.

* * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

  /s/ Zachary R. Tackett
Zachary R. Tackett
cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP